FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of September, 2011

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X         Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes ____     No     X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

Huaneng Power International, Inc.
Huaneng Building,
4 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement on resolution passed at the extraordinary general meeting of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant in September 28, 2011.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

RESOLUTION PASSED AT THE
EXTRAORDINARY GENERAL MEETING

This announcement sets out the resolution passed at the EGM held on 27 September 2011.

Reference is made to the notice of the 2011 second extraordinary general meeting (the "EGM" or the "Meeting") of Huaneng Power International, Inc. (the "Company") issued on 10 August 2011.

The EGM was held at 9:00 a.m. on 27 September 2011 at the headquarters of the Company at Huaneng Building, 4 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China. As entrusted by Mr. Cao Peixi (Chairman of the Company), Mr Huang Long, Vice Chairman of the Company, presided over the EGM as the chairman.

As at the record date (i.e. 6 September 2011), there were totally 14,055,383,440 shares of the Company entitled to attend the EGM and to vote for or against the resolution tabled thereat. Shareholders and authorized proxies holding an aggregate of 10,678,031,562 shares of the Company, representing 75.97% of the total shares of the Company, were present at the EGM. Holders of 770,157,450 H shares of the Company, through HKSCC Nominees Limited, appointed the chairman of the Meeting as their proxies to attend and vote on their behalf. Holders of 470,677,880 H shares of the Company, through HSBC Nominees (Hong Kong) Limited, appointed the chairman of the Meeting as their proxies to attend and vote on their behalf.

None of the shareholders of the Company shall abstain from voting on the resolution tabled at the EGM under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

Hong Kong Registrars Limited, the share registrar of the Company, jointly with Haiwen & Partners, the Company’s PRC counsel, acted as the scrutineer for the vote-takings.

After reviewing the resolution proposed by the board of directors, the shareholders of the Company and their proxies present at the Meeting resolved through voting by way of a poll to approve the following resolution:

ORDINARY RESOLUTION

1.	To consider and approve the liability insurance policy for directors and senior management.

9,867,555,527 shares, representing approximately 92.69% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights, voted for the resolution, while 777,762,195 shares voted against the resolution.

By Order of the Board
Huaneng Power International, Inc.
Gu Biquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)

Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)

Liu Shuyuan
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)

Beijing, the PRC
28 September 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Gu Biquan
	Name:	Gu Biquan
	Title:	Company Secretary

Date:    September 28, 2011